Exhibit 16.01

                                 [Letter Head]

August 19, 2004

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

To whom it may concern:

I have read the disclosure relating to Changes and Disagreements with Accountants on Accounting and Financial Disclosure contained in Part I of the Form SB-2/A-1 dated August 19, 2004 filed by DataPoint Corporation and am in agreement with the statements contained therein regarding my firm, except for the statements regarding Mantyla & McReynolds. I have no basis on which to agree or disagree with the statements made regarding Mantyla & McReynolds. I have no basis to agree or disagree with the other statements of the registrant in the SB-2.

Very truly yours,

/s/ David T. Thomson
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David T. Thomson, PC